Exhibit 99.1

ROYAL STANDARD MINERALS INC.
C.U.S.I.P # 780919106	OTCBB:RYSMF
NEWS RELEASE June 28, 2012

ROYAL STANDARD SECURES USD$2,000,000 LOAN EXTENSION FROM WATERTON GLOBAL VALUE

Toronto, Ontario – June 28, 2012 – Royal Standard Minerals Inc. (OTCBB: RYSMF) (the “Company” or “Royal Standard”) is pleased to announce that it has secured a loan extension from Waterton Global Value, L.P. (“Waterton”).

The loan extension is intended to enable Royal Standard to meet its company goals, despite setbacks in their intended timeline due to legacy issues. The Company has been in the final stages of commissioning the mill at Goldwedge, the Company’s flagship project, and the Company continues to explore its additional properties including the Pinon property.

Philip Gross, Interim President and Chief Executive Officer of Royal Standard Minerals, stated, “This loan extension provides the support that we need as we continue to determine the best means of delivering value.”

Cheryl Brandon, Portfolio Manager at Waterton, stated, “We continue to see potential in Royal Standard and are pleased to continue to support the Company as it works toward reaching its goals.”

As consideration for the USD$2,000,000 loan extension, the Company provided Waterton with a 2% structuring fee relating to the loan extension.  No additional consideration (whether in royalty form or otherwise) was provided to Waterton.

About Royal Standard Minerals Inc.
Royal Standard Minerals is a junior mining and exploration company with multiple high quality gold projects in Nevada, USA. The Company’s flagship, Goldwedge Mine, is located southeast of the Round Mountain gold mine in central Nevada. Royal Standard explores and develops gold and polymetallic properties.  The Company’s current portfolio of gold exploration projects includes Fondaway Canyon, Pinon, and Dixie Comstock. The Company intends to aggressively explore and develop its Nevada gold projects and acquire additional prospective gold properties, to create a development pipeline that can fuel further growth.

For more information please visit www.royalstandardminerals.com or contact:

Nisha Hasan, Investor Relations
TMX Equicom
Tel: 416-815-0700 ext. 258
E: nhasan@equicomgroup.com

OR

Adena Philips, Corporate Strategy
Royal Standard Minerals
aphilips@manhattanminerals.com

Disclaimer for Forward-Looking Information
This news release contains forward-looking statements, including about current expectations on the timing of project development. These forward-looking statements entail various risks and uncertainties that could cause actual results may differ materially from those reflected in these forward-looking statements. Such statements are based on current expectations, are subject to a number of uncertainties and risks, and actual results may differ materially from those contained in such statements. These uncertainties and risks include, but are not limited to, the strength of the Canadian and US economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations. Risks and uncertainties about Royal Standard’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com . Readers are urged to read these materials. Royal Standard assumes no obligation to update any forward-looking statement or to update the reasons why actual results could differ from such statements unless required by law.